							Exhibit 12.01
Entergy Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	For the Six Months Ended		For the Twelve Months Ended
	June 30,		June 30,	December 31,
	2010	2009	2010	2009	2008	2007	2006	2005

Fixed charges, as defined:
Interest on long-term debt	$294,237	$253,123	$561,830	$520,716	$500,898	$506,089	$498,451	$440,334
Other interest	33,142	46,780	69,325	82,963	133,290	155,995	75,502	64,646
Capitalized interest	8,831	6,264	15,720	13,153	10,433	-	-	-
Total Interest Charges	$336,210	$306,167	$646,875	$616,832	$644,621	$662,084	$573,953	$504,980
Interest applicable to rentals	15,894	24,616	34,278	43,000	35,673	39,843	36,974	37,443
Dividends on preferred stock of consolidated subsidiaries	16,612	18,292	33,295	34,975	42,507	39,475	38,624	42,163

Total fixed charges, as defined	$368,716	$349,075	$714,448	$694,806	$722,801	$741,402	$649,551	$584,586

Earnings, as defined:

Income From Continuing Operations	$529,064	$462,148	$1,298,008	$1,231,092	$1,220,566	$1,134,849	$1,133,098	$943,125
Add:
Provision for income taxes	351,592	253,686	730,645	632,740	602,998	514,417	443,044	559,284
Fixed charges as above, less dividends on preferred stock
of consolidated subsidiaries and capitalized interest	343,273	324,519	665,433	646,679	669,861	701,927	610,927	542,423
Less:
Equity in earnings (loss) of unconsolidated equity affiliates	-	-	-	(7,793)	(11,684)	3,176	93,744	985

Total earnings, as defined	$1,223,929	$1,040,353	$2,694,086	$2,518,304	$2,505,109	$2,348,017	$2,093,325	$2,043,847

Ratio of earnings to fixed charges, as defined	3.32	2.98	3.77	3.62	3.47	3.17	3.22	3.50